                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


                                 Celestial Seasonings
           ----------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
          ----------------------------------------------------------------
                            (Title of Class of Securities)

                                      151016102
          ----------------------------------------------------------------
                                    (CUSIP Number)


          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















                                  Page 1 of 4 Pages
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                                     SCHEDULE 13G

          CUSIP No. 151016102                          Page  2  of 4 Pages

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Quaker Capital Management Corporation
               --------------------------------------

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ___

                                                                 (b)  X
                                                                     ---
          3    SEC USE ONLY

          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Pennsylvania
                    ------------

             NUMBER OF             5  SOLE VOTING POWER            6,000
               SHARES
            BENEFICIALLY           6  SHARED VOTING POWER        212,400
              OWNED BY
                EACH               7  SOLE DISPOSITIVE POWER       6,000
             REPORTING
               PERSON              8  SHARED DISPOSITIVE POWER   212,400
                WITH

          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    218,400
                    -------

          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES   ___

               The Reporting Person disclaims beneficial ownership of 212,400 shares owned by its clients.


          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.30%
                    -----

          12   TYPE OF REPORTING PERSON*

                     IA
                    ----


                                  Page 2 of 4 Pages
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                                     SCHEDULE 13G
                                 CUSIP NO. 151016102

                    This constitutes Amendment No. 1 to the Schedule 13G of Quaker Capital Management Corporation filed with the Securities and Exchange Commission relating to the Common Stock of Celestial Seasonings (the "Schedule 13G").

          Item 4 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

          Item 4.   Ownership
                    ---------

                    (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 212,400 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 6,000 shares of the Common Stock of the Issuer.

                    (b) The shares covered by this report represent 5.30% of the Common Stock of the Issuer.

                    (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person shares voting and dispositive power over the 212,400 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 6,000 shares owned by the Reporting Person and/or its principals.

          Item 6 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

          Item 6.   Ownership of More than Five Percent on
                    Behalf of Another Person
                    ---------------------------------------

                    212,400 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

                                  Page 3 of 4 Pages
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                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   QUAKER CAPITAL MANAGEMENT CORPORATION




          February 11, 1997             By: /s/Mark G. Schoeppner
                                        -----------------------------------
                                            Mark G. Schoeppner
                                            President






































                                  Page 4 of 4 Pages